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                                                                       Exhibit 8


                                    April 20, 2001


Board of Directors
Ugly Duckling Corporation

2525 East Camelback Road, Suite 500
Phoenix, Arizona  85016

      Re:   Merger Proposal

Gentlemen:

      The purpose of this letter is to propose the principal terms of the acquisition of all outstanding common stock of Ugly Duckling Corporation not already owned by me through a merger with Ugly Duckling Corporation.

MERGER: Ugly Duckling Corporation ("UDC") shall merge with a new corporation owned by me ("UDC Acquisition Corp.") in a merger transaction where UDC Acquisition Corp. will be the surviving entity (the "Merger"). Greg Sullivan will have an option to acquire up to a 20% interest in UDC Acquisition Corp. and will continue to operate UDC's business as Chief Executive Officer. I do not expect that any personnel of UDC will be terminated as a result of the merger and I will continue UDC's business.

UDC SHARES:                As part of the Merger, the holders of all
                           outstanding shares of common stock of UDC not held by me (the "UDC Shares") shall receive $7.00 per UDC
                           Share (the "Merger Price"). The Merger Price represents a premium of nearly 100% over the current market price of the UDC Shares. The Merger Price shall be paid partially in cash in the amount of $2.00 per UDC Share and the balance of $5.00 per UDC
                           Share shall be paid by the promissory notes of UDC to the holders of the UDC Shares (the "Merger
                           Notes"). The Merger Notes shall accrue interest at 10%, be payable in semi-annual installments of interest only and mature in 10 years. The Merger
                           Notes shall be unsecured and subordinate to all other existing indebtedness of UDC.
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Board of Directors
April 20, 2001


CONDITIONS:                The Merger is conditioned upon satisfaction of the
                           following primary contingencies:

                           UDC Board Approval. Approval of the Merger by the Board of Directors of UDC. I understand that the Board of Directors of UDC may require a fairness opinion before granting approval.

                           UDC Shareholder Approval. Approval of the Merger by the holders of the required number of UDC Shares. If the holders of 5% or more of the UDC Shares exercise statutory appraisal rights, then I may elect to terminate the Merger.

                           Creditor Approval. Approval of the Merger by all creditors of UDC that may have a right to object to the Merger.

                           Regulatory Approvals. The receipt of any approvals required of any applicable governmental agencies.

DISCLOSURE:                I intend to revise the Schedule 13D and the Schedule
                           13E-3 I filed with the Securities Exchange
                           Commission regarding my possible intention to acquire additional UDC Shares to disclose this proposal. Each party agrees that it will not issue any press release or other disclosure relating to the proposed transaction without the prior approval of the other, which shall not be unreasonably withheld or delayed, unless such disclosure is required by applicable securities laws (in which event prior notice of the contents of the proposed disclosure shall be furnished).

DOCUMENTATION:             This proposal of the principal terms of the Merger
                           is not an offer and does not create any legally binding obligation (except that the last sentence of the preceding paragraph shall be binding upon the parties). However, we agree to use good faith efforts to prepare and execute mutually acceptable merger documents and neither party shall have any legally binding obligation to complete the proposed transaction unless and until mutually acceptable
                           Merger Documents are executed.

      Please respond by April 25, 2001, 2000. You may contact me at 602-778-5001 if you any questions or comments regarding the proposed Merger.

                                    Very truly yours,

                                    /s/ Ernest C. Garcia, II

                                    Ernest C. Garcia, II